

RECEIVED
MAR 17 2003
WASH. D.C.
SECTION



03053169

SECURIT ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53550

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/31/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PACIFIC ADVISORY GROUP OF AMERICA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 S. GRAND AVENUE, SUITE 3970
(No. and Street)

LOS ANGELES (City) CALIFORNIA (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MASARU TSUCHIYA (213) 928-0997
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PAUL S. TAKEDA
(Name – *if individual, state last, first, middle name*)

340 E. SECOND STREET, SUITE 402, LOS ANGELES, CALIFORNIA 90012-4246
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 28 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MASARU TSUCHIYA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PACIFIC ADVISORY GROUP OF AMERICA, LLC, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR
Title

Notary Public


LETICIA DELGADILLO
Commission # 1305110
Notary Public - California
Los Angeles County
My Comm. Expires May 20, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR 17 2003
WASH. D.C.
181
SECTION

Pacific Advisory Group of America, LLC

Financial Statements

December 31, 2002

and

Auditor's Report

PAUL S. TAKEDA
CERTIFIED PUBLIC ACCOUNTANT
340 EAST SECOND STREET, SUITE 402
LOS ANGELES, CALIFORNIA 90012-4246
TELEPHONE (213) 624-9834
FACSIMILE (213) 624-6202

Independent Auditor's Report

Mr. M. Tsuchiya
Pacific Advisory Group of America, LLC

I have audited the accompanying balance sheet of Pacific Advisory Group of America, LLC (a single member, limited liability company) as of December 31, 2002, and the related statements of income, accumulated deficit, and cash flows for the year then ended. These financial statements are the responsibility of Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Advisory Group of America, LLC as of December 31, 2002, and results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital Under SEC Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 20, 2003

Pacific Advisory Group of America, LLC

Balance Sheet

December 31, 2002

Assets

Current assets:	
Cash	$ 38,153
Accounts receivable	77,977
Total current assets	116,130
Other assets:	
Organization costs, net of amortization (note 2)	5,032
Total assets	$ 121,162

Liabilities and Equity

Current liabilities:	
Accounts payable	$ 6,774
Amounts due - M. Tsuchiya	1,366
Total current liabilities	8,140

Member's Equity

Capital, one class of stock	151,579
Accumulated deficit @ 12/2002	(38,557)
Net equity	113,022
Total liabilities & Owner's equity	$ 121,162

See accompanying notes

Pacific Advisory Group of America, LLC

Statement of Income & Accumulated Deficit

December 31, 2002

Revenues		
Fee revenue (note 2)		$ 325,250
Expenses		
Bank charges	$ 326	
Business travel	56,277	
Dues and subscriptions	9,357	
Employee benefit	13,065	
Entertainment	8,912	
Licenses and permits	919	
Office supplies	5,351	
Payroll taxes	8,503	
Postage	1,394	
Professional fees	21,796	
Rent (note 2)	35,900	
Salaries (note 3)	91,660	
Taxes (notes 1 & 3)	12,150	
Telephone	3,229	
Transportation	14,396	
Amortization (note 2)	5,032	
Total expenses		288,267
Operating income		36,983
Other income and expenses:		
Other income	2,500	
Reimbursements received	50,174	
Commissions paid - M. Tsuchiya	(34,369)	
Net, other		18,305
Net income		55,288
Beginning balance accumulated deficit		(93,845)
Ending balance accumulated deficit		$(38,557)

See accompanying notes

Pacific Advisory Group of America, LLC

Statement of Cash Flows

December 31, 2002

Net cash used by operating activities:	
Cash received from customers	$ 249,744
Cash paid to vendors & employees	(259,895)
Other income	2,500
Income taxes paid	(45,727)
Net cash used by operations	(53,378)
Changes in investing activities:	
Reduction in deposits	500
Net decrease in cash	(52,878)
Beginning cash	91,031
Ending cash	$ 38,153

Reconciliation of net income to net cash used by operations:

Net income	$ 55,288
Amortization	5,032
Changes in assets and liabilities:	
Accounts receivable	(75,506)
Accounts payable	(38,194)
Net cash used by operations	$(53,380)

See accompanying notes

Pacific Advisory Group of America, LLC

Notes to Financial Statements

December 31, 2002

1. Organization

Pacific Advisory Group of America, LLC (the Company) was organized by M. Tsuchiya. The Company operates similar to a corporation, however it is taxed on M. Tsuchiya's individual income tax return. Thus, the income taxes paid during the calendar year are included as expenses.

The Company provides financial advisory services for merger and acquisition transactions to clients primarily located in Japan and the United States. Approximately 70% of the revenue arises from fees from two customers and the remainder is from two other customers in this fiscal year. As a nature of the Company's business and its size, share among the sources of revenue varies year by year.

2. Operations

The Company prepares its financial statements using the accrual method of accounting. Revenues are recognized when clients are invoiced which is normally when services have been rendered and contracts have been completed. Expenses are recorded when incurred.

The process of preparing financial statements in conformity with generally accepted accounting principles requires use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Start up expensed are being amortized over 5 years. The annual charge is $5,032.

The Company rents its Los Angeles space on a monthly basis for $2,000 per month. For a portion of the year, the Company paid rent for an office in Tokyo, Japan.

Certain business expenses are paid by the Company credit card and have been recorded as accounts payable.

3. Related Party Transactions

The Company paid M. Tsuchiya a salary of $54,000 along with commissions of $34,369. Estimated individual income tax payments of $11,350 are included in taxes expenses.

Pacific Advisory Group of America, LLC

Computation of Net Capital Under SEC Rule 15c3-1

as of December 31, 2002

Part 1

Total Assets		$ 121,162
less Total Liabilities		(8,140)
Net Worth		$ 113,022
Capital before deductions		$ 113,022
Deductions from and/or changes to Net Worth:		
Total non-allowable assets	$ 83,009	
Total Deductions from changes to Net Worth		83,009
Net Capital before haircuts on securities positions		$ 30,013
Total haircuts on securities		0
Net Capital		$ 30,013

Part II

Minimum net capital requirement		$ 5,000
Minimum net capital requirement of subsidiaries		0
Total net capital requirement		$ 5,000
Total A.I. liabilities from Statement of Financial Condition	$ 8,140	
Total aggregate indebtedness	$ 8,140	
Ratio of aggregate indebtedness to net capital		27.1%
Net Capital in Excess of minimum requirement		$ 25,013
Equity as a percentage of net worth		100%

See accountant's report